EXHIBIT 4

RECENT DEVELOPMENTS

This section provides information that supplements the information about Colombia contained in Colombia’s Annual Report on Form 18-K for its fiscal year ended December 31, 2005 filed with the SEC on July 18, 2006, as it may be amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

Republic of Colombia

According to preliminary figures, Colombia’s ratio of total net nonfinancial public sector debt to gross domestic product (“GDP”) decreased from 49.9% in December 2004 to 46.0% in December 2005 but increased to 46.5% in March 2006. The Government continues to pursue the objective of reducing the overall public debt to 44% of GDP by 2010. No assurance can be given that this goal will be achieved.

Internal security

The Government announced that for 2005, homicides, terrorism, automobile theft and kidnapping declined by 10.7%, 15.6%, 22.0% and 44.4%, respectively, as compared to 2004. For the twelve months ended June 2006, there was a reduction in homicides, kidnapping and automobile theft of 6.0%, 37.8% and 22.8%, respectively, while terrorism increased by 16.1%, compared to June 2005.

Five divisions of unauthorized paramilitary organizations were dismantled in November and December 2004 under a demobilization plan developed by the Government. The demobilization plan is the result of the Santa Fe de Ralito Agreement that was signed between these paramilitary organizations and the Government on July 23, 2003 and ratified on October 7, 2004, through a public announcement called the “Acto de Fe por la Paz”. At June 30, 2006, 30,944 members of paramilitary groups had been reintegrated into civil society. Furthermore, since the start of the Uribe administration through June 30, 2006, 41,061 members of illegal armed groups, including paramilitary organizations, had been demobilized.

Juan Manuel Santos, was appointed as Defense Minister by President Uribe and took office on August 7, 2006.

Internal security issues continue to be a leading challenge faced by Colombia. There can be no assurance that the decrease in criminal activity will continue in the future.

Economy

Gross domestic product

Real GDP grew by approximately 5.2% from March 2005 to March 2006. The sectors of the economy that experienced the largest increases in real growth during this period were financial services sector, which grew by 13.6%, and the transportation, storage and communication sector, which grew by 9.7%.

The Government currently estimates that real GDP growth for full year 2006 will be 4.8% and that real GDP growth for 2007 will be approximately 4.5%, although no assurance can be given that either of these projections will be reached.

Employment and labor

The following table presents monthly average rates of unemployment in urban areas for January 2004 through June 2006, according to the most recent methodology adopted by the National Administrative Department of Statistics (“DANE”).

Monthly Unemployment Rates for the

13 Largest Urban Areas(1)

	2004	2005	2006
January	18.1%	16.1%	16.0%
February	17.1	16.1	14.2
March	16.2	15.1	12.2
April	16.9	14.5	12.7
May	14.8	13.9	13.1
June	15.8	14.0	12.5
July	15.3	14.1	n/a
August	15.0	13.8	n/a
September	14.9	13.5	n/a
October	14.1	12.1	n/a
November	13.9	12.1	n/a
December	13.0	12.2	n/a

(1)	Statistics for the cities and metropolitan areas of Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales, Pasto, Pereira, Cúcuta, Ibagué, Montería, Cartagena and Villavicencio.

n/a: not available.

Source: DANE.

Foreign Trade and Balance of Payments

Balance of payments

According to preliminary figures from Banco de la República, Colombia’s central bank, Colombia’s current account registered a deficit of U.S.$568 million for the first quarter of 2006, compared to a deficit of U.S.$539 million for the same period in 2005. The capital account registered a surplus of U.S.$609 million for the first quarter of 2006, compared to a U.S.$236 million deficit for the same period in 2005.

The following table presents preliminary balance of payments figures for the periods indicated:

Balance of Payments(1)

	For the Year Ended 2004(2)		For the Year Ended 2005(2)		For the First Quarter 2006(2)
	(in millions of U.S. dollars)
Current Account
Exports (FOB)
Oil and its Derivatives	U.S.$	4,227	U.S.$	5,559	U.S.$	1,447
Coffee		949		1,471		369
Coal		1,854		2,598		700
Nickel		628		738		173
Gold and emeralds(3)		635		589		110
Nontraditional(4)		8,149		9,863		2,543

Total Exports		16,442		20,818		5,343
Imports (FOB)
Consumer Goods		2,818		3,530		930
Intermediate Goods		7,268		8,629		2,366
Capital Goods		5,237		7,271		1,883

Total Imports (FOB)		15,324		19,431		5,180
Special Trade Operations (Net)(5)		227		208		55
Trade Balance		1,346		1,595		219
Services (Net)(6)
Inflow		2,255		2,666		718
Outflow		3,934		4,767		1,168

		(1,679)		(2,100)		(450)
Income (Net)(7)
Inflow		671		1,076		297
Outflow		5,003		6,637		1,669

		(4,332)		(5,562)		(1,372)
Transfers (Net)		3,727		4,089		1,035

Total Current Account		(938)		(1,978)		(568)

Capital Account
Foreign Direct Investment (Net)(8)		2,975		5,754		839
Portfolio Investment (Net)(9)		(441)		(1,640)		(233)
Loans (Net)(10)		189		(1,534)		33
Commercial Credits (Net)		355		159		76
Leasing (Net)(10)		(76)		31		(28)
Other (Net)(10)		287		662		(77)
Other Long Term Financing		(51)		(48)		0
Special Capital Flows (Net)(11)		0		0		0
Total Capital Account		3,239		3,384		609
Errors and Omissions		241		322		109

Change in Gross International Reserves	U.S.$	2,541	U.S.$	1,729	U.S.$	149

Totals may differ due to rounding.

(1)	Figures for all periods calculated according to the recommendations contained in the 5th edition of the IMF’s Balance of Payments Manual.
(2)	Preliminary.
(3)	Includes gold exports made by private agents (including an estimate of contraband gold transactions).
(4)	Nontraditional exports consist of products other than oil and its derivatives, coffee, coal, nickel, gold and emeralds.
(5)	Principally goods acquired by ships in ports and foreign trade in free trade zones.
(6)	Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, insurance, information, personal and government services, as well as commissions paid by the public and private sector on financial services relating to managing external debt.
(7)	Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.

(8)	Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment.
(9)	Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows.
(10)	Includes long-term and short-term flows.
(11)	As calculated with the new balance of payments methodology, these amounts are not substantial enough to be material. Excludes portfolio investment flows.

Source: Banco de la República—Economic Studies.

Monetary System

Financial sector

Colombia’s financial sector had a total gross loan portfolio of Ps. 75.9 trillion at May 31, 2006, as compared to Ps. 62.1 trillion at May 31, 2005. Past-due loans amounted to Ps. 2.6 trillion at May 31, 2006, as compared to Ps. 2.2 trillion at May 31, 2005. Past due loans increased by 21.4% from May 31, 2005 to May 31, 2006. Provisions covering past-due loans increased from 134.8% at May 31, 2005 to 124.4% at May 31, 2006.

The following table shows the results of the financial sector as of, and for the first quarter of 2006:

Selected Financial Sector Indicators

(in millions of pesos as of, and for the first quarter of 2006)

	Assets	Liabilities	Net Worth	Earnings/(Losses)
Private Sector Institutions(1)	Ps.124,044,198	Ps.109,391,035	Ps.14,653,163	Ps.4,170,804
Public Sector Institutions	15,655,845	14,329,299	1,326,545	279,499
Special State-Owned Institutions(2)	23,272,215	18,586,203	4,686,012	366,410

Total(3)	Ps.139,700,043	Ps.123,720,334	Ps.15,979,708	Ps.4,450,304

Totals may differ due to rounding.

(1)	Includes cooperatives
(2)	Includes Special Financing Institutions but not Banco de la República.
(3)	Special State-Owned Institutions are not included in the total according to a new methodology adopted in 2005.

Source: Financial Superintendency.

Interest rates and inflation

The short-term composite reference rate (depósitos a término fijo, or “DTF”) averaged 6.1% in June 2006, as compared to 7.2% in June 2005.

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for 2005 was 4.9% compared to 5.5% in 2004. The CPI for the twelve months ended June 30, 2006 was 3.9%, compared to 4.8% for the twelve months ended June 30, 2005.

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for 2005 was 2.1%, as compared to 4.6% for 2004. The PPI for the twelve months ended May 31, 2006 was 4.0%, compared to 3.0% for the twelve months ended May 31, 2005.

The following table sets forth changes in the consumer price index (CPI), the producer price index (PPI) and average 90-day deposit rates (DTF) for the periods indicated.

Inflation and Interest Rates

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)
2004
January	6.2	5.3	8.0
February	6.3	5.0	7.9
March	6.2	4.6	7.8
April	5.5	4.1	7.8
May	5.4	5.3	7.8
June	6.1	5.9	7.9
July	6.2	5.2	7.8
August	5.9	5.2	7.8
September	6.0	5.5	7.7
October	5.9	5.8	7.7
November	5.8	5.5	7.7
December	5.5	4.6	7.8

2005
January	5.4	4.4	7.7
February	5.3	4.3	7.4
March	5.0	4.9	7.3
April	5.0	4.2	7.3
May	5.0	3.0	7.2
June	4.8	2.6	7.2
July	4.9	3.0	7.1
August	4.9	2.9	7.0
September	5.0	2.6	6.8
October	5.3	2.2	6.5
November	5.1	1.8	6.4
December	4.9	2.1	6.3

2006
January	4.6	2.3	6.1
February	4.2	1.7	6.0
March	4.1	1.4	6.0
April	4.1	3.3	5.9
May	4.0	4.0	6.0
June	3.9	4.8	6.1
July	4.3	n.a.	n.a.

(1)	For annual periods, percentage change over the twelve months ended December 31; for monthly periods in 2004 through 2006, percentage change over the previous twelve months at the end of each month indicated.
(2)	Average for each month of the short-term composite reference rate (depósitos a término fijo), as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

Foreign exchange rates and international reserves

Exchange rates. On July 31, 2006, the Representative Market Rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 2,426.00 = U.S.$1.00, as compared to Ps. 2,284.22 = U.S.$1.00 on December 31, 2005 and Ps. 2,389.75 = U.S.$1.00 on December 31, 2004.

International reserves. Net international reserves increased from U.S.$ 13.5 billion at December 31, 2004 to U.S. $14.9 billion at December 31, 2005. At June 30, 2006, net international reserves were U.S. $14.5 billion. Banco de la República purchased approximately U.S.$1.4 billion in 2005 in its campaign against the appreciation of the peso.

As established by Decree No. 246 of 2004 and according to the technical criteria established by Resolution No. 137 of January 27, 2005, which refers to the administration of excess liquidity, the General Directorate of Public Credit and the National Treasury is allowed to perform, during the fiscal year 2006, among other measures, future derivative operations that consist of swaps and forwards over foreign exchange.

Also, under the regulatory framework of Resolution No. 182 of 2005, which regulates futures operations, the General Directorate of Public Credit and the National Treasury had an outstanding net bought position in forward contracts of U.S.$34.82 million as of July 31, 2006.

Public Sector Finances

General

For the year ended December 31, 2005, Colombia had no fiscal deficit, as compared to a consolidated fiscal deficit of approximately 1.3% of GDP in 2004. According to revised figures released in March and July 2006, the National Fiscal Policy Council (CONFIS) and the Ministry of Finance, the principal public sector finance statistics for 2005 and 2006 (as contained in the proposed 2006 budget and the first quarter report) are as follows:

Principal Public Sector Finances Statistics(1) (% of GDP)

	Actual 2005	Actual Jan.-Mar. 2006(1)(2)	Budget 2006(3)
Nonfinancial Public Sector Balance	(0.3)%	(0.6)%	(2.1)%
Central Government	(4.8)	(2.0)	(6.4)
Other Public Sector Entities	4.5	1.4	4.3
Central Bank Balance	0.2	0.0	0.2
Fogafín Balance	0.2	0.1	0.1
Financial Sector Restructuring Costs	(0.4)	(0.1)	(0.3)
Statistical Discrepancies	0.3	0.0	0.0
Consolidated Public Sector Balance	(0.0)	(0.6)	(2.0)

Totals may differ due to rounding.

(1)	Figures calculated by CONFIS as of July 7, 2006.
(2)	Preliminary.
(3)	Budget figures as proposed to Congress in June 2005.

The following table shows the principal budget assumptions for 2005 and 2006 revised as of May 31, 2006.

Principal 2005 and 2006 Budget Assumptions Revised as of May 31, 2006(1)

	2005 Budget Assumptions	2006 Budget Assumptions as of May 31, 2006
Gross Domestic Product
Nominal GDP (billion pesos)	Ps.277,290	Ps.310,510
Real GDP Growth	4.0%	4.8%
Inflation
Domestic Inflation (producer price index)(2)	5.0%	4.3%
Domestic Inflation (consumer price index)	5.0%	4.5%
World Inflation(3)	11.0%	4.5%
Real Devaluation (average)	(10.66)%	2.5%
Interest Rates
Prime (United States)	6.6%	8.0%
LIBOR (six month)	3.6%	5.0%
Export Prices
Coffee (ex-dock) ($/lb.)	1.18	1.16
Oil ($/barrel) (Cuisana)	47.86	58.95
Coal ($/ton)	47.86	47.85
Ferronickel ($/lb.)	2.57	2.40
Gold ($/Troy oz.)	433.8	560.2

(1)	Figures correspond to statistics not yet released by the Ministry of Finance and Public Credit.
(2)	End of period. Calculated using a projected change in the producer price index.
(3)	Weighted average inflation for Colombia’s trading partners, expressed in U.S. dollars.

Source: Ministry of Finance.

The figures set forth above represent Colombia’s forecast with respect to the Colombian economy during 2005 and 2006. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

IMF program for 2005-2006

Effective May 2005, the Executive Board of the IMF approved a new 18-month, SDR 405 million (U.S.$ 613 million) Stand-By Arrangement to support Colombia’s economic program through November 2006.

In July 2005, the IMF mission completed its first review under the new Stand-By Arrangement. At the conclusion of the review, the IMF and Colombia agreed to a lower target combined public sector deficit for 2005 of between 1.5% to 2.0% of GDP, compared with an original target of 2.5% of GDP. The lower target combined public sector deficit for 2005 takes into account the effects of higher oil export prices, increased tax revenues and reduced interest costs. For 2006, the target combined public sector deficit will remain at 2.0% of GDP, assuming a conservative export price of oil. Completion of the review made an amount equivalent to SDR 42.3 million (approximately U.S.$ 61.0 million) immediately available to Colombia, in addition to SDR 193.5 million (approximately U.S.$ 278.9 million) made available initially upon the program’s approval. Colombia intends to treat the new Stand-By Arrangement as precautionary and does not plan to draw on the facility.

Public sector debt

Public sector internal debt

Total direct internal funded debt of the Central Government (with an original maturity of one year or more) is estimated at Ps. 101.7 trillion at June 30, 2006, as compared to Ps. 96.6 trillion at December 31, 2005. The following table shows the estimated direct internal funded debt of the Central Government at June 30, 2006 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt(1)

At June 30, 2006 (in millions of pesos)
Treasury Bonds	Ps.82,723,093
Pension Bonds	7,194,231
Fogafin Bonds	2,635,494
Law 546 Bonds(2)	1,578,131
TRD	3,638,576
Peace Bonds	1,141,618
Constant Value Bonds	1,683,248
Banco Agrario	686,550
Others(3)	380,738
Security Bonds	6,176

Total	Ps.101,667,855

Total may differ due to rounding.

(1)	Debt with an original maturity of one year or more.
(2)	Includes Law 546 and debt reduction bonds.
(3)	Includes other assumed debt.

Source: Deputy Director of Risk—Ministry of Finance and Public Credit.

Public sector external debt

The following tables show the total external funded debt of the public sector (with an original maturity of one year or more) by type and by creditor.

Public Sector External Funded Debt by Type(1)

	At December 31, 2005		At March 31, 2006
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Central Government	U.S.$	20,832	U.S.$	20,090
Public Entities(2)
Guaranteed		2,057		2,006
Non-Guaranteed		827		818

Total External Funded Debt	U.S.$	23,716	U.S.$	22,914

Total may differ due to rounding.

(1)	Preliminary figures. Debt with an original maturity of one year or more. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2005 and March 31, 2006, respectively.
(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities. Excludes debt with resident financial institutions.

Source: Debt Registry Office-Ministry of Finance.

Public Sector External Funded Debt by Creditor(1)

	At December 31, 2005		At March 31, 2006
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Multilaterals	U.S.$	9,311	U.S.$	9,226
IADB		3,712		3,669
World Bank		3,892		3,925
Others		1,707		1,631
Commercial Banks		1,313		948
Export Credit Institutions		417		385
Bonds		12,391		12,050
Foreign Governments		202		217
Suppliers		82		89

Total	U.S.$	23,716	U.S.$	22,914

Total may differ due to rounding.

(1)	Preliminary figures. Debt with an original maturity of one year or more. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2005 and March 31, 2006, respectively. Excludes debt with resident financial institutions.

Source: Debt Registry Office-Ministry of Finance.

On July 27, 2006, Colombia issued U.S. $1,000,000,000 of external notes that mature on January 27, 2017.